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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                      FORM 11-K



(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1996

                                          OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ___________________ to ___________________


                         Commission File Number      0-18195




                   U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN





                               U.S. LONG DISTANCE CORP.
                              9311 San Pedro, Suite 100
                              San Antonio, Texas  78216

-------------------------------------------------------------------------------
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

                   U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                            INDEX TO FINANCIAL STATEMENTS


                                                                          PAGE
                                                                          ----

Report of Independent Public Accountants                                    3

Statements of Net Assets Available for Plan Benefits at December 31,
  1995 and 1996                                                             4

Statements of Changes in Net Assets Available for Plan Benefits for
  the Years Ended December 31, 1995 and 1996                                5

Notes to Financial Statements                                               6

Fund Information:

    Exhibit I    Statements of Net Assets Available for Plan Benefits
                 with Fund Information at December 31, 1995 and 1996       11

    Exhibit II   Statements of Changes in Net Assets Available for
                 Plan Benefits with Fund Information for the Years
                 Ended December 31, 1995 and 1996                          13

Supplemental Schedules:

    Schedule I   Item 27(a)- Schedule of Assets Held for Investment
                 Purposes at December 31, 1996                             15

    Schedule II  Item 27(d)- Schedule of Reportable Transactions
                 for the Year Ended December 31, 1996                      16

Signatures                                                                 17

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE TRUSTEES OF THE U.S. LONG DISTANCE CORP.
    401(k) RETIREMENT PLAN:

We have audited the accompanying statements of net assets available for plan benefits, including the schedule of investments, of the U.S. Long Distance Corp. 401(k) Retirement Plan as of December 31, 1995 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the U.S. Long Distance Corp. 401(k) Retirement Plan as of December 31, 1995 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index to financial statements are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       ARTHUR ANDERSEN LLP

San Antonio, Texas
June 6, 1997

                   U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


ASSETS                                                         December 31,
------                                                    ----------------------
                                                             1995         1996
                                                             ----         ----
Investments at fair value:
  Merrill Lynch Basic Value Fund                          $  223,957  $  335,921
  Merrill Lynch Corporate Bond Fund                           88,378      99,962
  Merrill Lynch Global Allocation Fund                       414,521     415,697
  Merrill Lynch Growth Fund for Investment and Retirement    460,695     629,618
  Merrill Lynch International Equity Fund                          -      42,377
  Merrill Lynch Retirement Preservation Trust                148,405     190,846
  U.S. Long Distance Corp. Common Stock                    1,026,314     412,675
  Billing Information Concepts Corp. Common Stock                  -   1,074,512

Participant Loans                                              9,714      21,000

Cash                                                           1,725       1,725

Contributions receivable:
  Employee                                                    25,470         285
  Employer                                                     4,871          58
                                                          ----------  ----------
    Total assets                                           2,404,050   3,224,676

LIABILITIES
-----------

Excess contribution refunds payable                           43,559      19,181
                                                          ----------  ----------

    Net assets available for Plan benefits                $2,360,491  $3,205,495
                                                          ----------  ----------
                                                          ----------  ----------



   The accompanying notes are an integral part of these financial statements.

               U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                           For the Year
                                                         Ended December 31,
                                                     -------------------------
                                                        1995           1996
                                                     ----------     ----------
Increase in net assets attributed to:

Interest and dividend income                         $   85,176     $  136,997

Net appreciation in fair value of investments           234,442      1,524,256

Contributions:
  Employee                                              772,792        747,334
  Employee rollovers                                      6,413         85,243
  Employer                                              144,849        159,617
                                                     ----------     ----------
    Total contributions                                 924,054        992,194
                                                     ----------     ----------
    Total increase                                    1,243,672      2,653,447

Decrease in net assets attributed to:
  Distribution to Billing Information Concepts Corp.
   401(k) Retirement Plan                                  --        1,246,389
  Excess contributions refundable to participants        43,559         19,181
  Termination and withdrawal benefits                   320,044        542,873
                                                     ----------     ----------
    Total decrease                                      363,603      1,808,443

    Net increase                                        880,069        845,004

Net assets available for Plan benefits:

  Beginning of year                                   1,480,422      2,360,491
                                                     ----------     ----------
  End of year                                        $2,360,491     $3,205,495
                                                     ----------     ----------
                                                     ----------     ----------

  The accompanying notes are an integral part of these financial statements.

               U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. PLAN DESCRIPTION

    The following description of the U.S. Long Distance Corp. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

GENERAL

    The Plan was adopted on January 1, 1992, and was amended and restated effective July 1, 1994. In 1996, the Plan provided for one additional mutual fund and another common stock fund as investment options. The Plan is a defined contribution plan which has a salary deferral feature under section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan covers all eligible employees of U.S. Long Distance Corp. (the "Company" or "USLD") and its subsidiaries. The Company is the Plan administrator, and certain officers and an employee of the Company are the Plan's trustees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

ELIGIBILITY

    An employee is eligible to join the Plan after completion of one year of employment, provided the employee has worked at least 1,000 hours and has attained the age of 21. Eligible employees may enter the Plan on the earlier of January 1 or July 1, after completion of one year of employment with the Company.

CONTRIBUTIONS

    Employees may elect to contribute up to 15% of their total eligible compensation, as defined in the Plan agreement, to the Plan each year. Such contributions may be directed to any of six mutual funds and two common stock funds. Employee contributions include excess contributions which will be refunded to certain highly compensated participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for highly compensated participants. A liability for excess contributions payable in the amount of $43,559 and $19,181 has been reflected in the statements of net assets available for Plan benefits at December 31, 1995 and 1996, respectively.

    In 1995, the Company's matching contribution was 25% of the first 6% of the employee's compensation contributed to the Plan. In 1996, the employer's contribution was modified to 50% of the first 3% of the employee's compensation contributed to the Plan.

    Each participant account is credited with the participant's contributions, the Company's matching contribution, and an allocation of the Plan's earnings or losses. Allocations of earnings or losses are based on the value of participant account balances, as defined in the Plan agreement. Employees are permitted to rollover money held in other qualified plans into the Plan, provided that the trust from which such funds are transferred permits such transfers and the transfer does not jeopardize the tax exempt status of the Plan.

VESTING

    Participants immediately vest in that portion of their participant accounts which are the result of their contributions and earnings thereon. The portion of the participant accounts resulting from employer contributions and earnings thereon vest 25% per year beginning after completion of the second year of service. Participants become 100% vested in employer contributions and earnings thereon upon completion of five years of service. If a participant's service is terminated, prior to completion of five years of service, by retirement on or after normal retirement age, as defined in the Plan agreement, or for death or disability, the participant becomes 100% vested in employer contributions and earnings thereon.

                   U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1. PLAN DESCRIPTION (CONTINUED)

INVESTMENT OPTIONS

    Upon enrollment in the Plan, a participant may direct contributions to any one or more of the following eight investment options:

1) Merrill Lynch Basic Value Fund - Funds are invested in shares of a registered investment company that invests primarily in equity securities with the objective of capital appreciation and, secondarily, income.

2) Merrill Lynch Corporate Bond Fund - Funds are invested in shares of a registered investment company that invests in investment grade corporate fixed income securities.

3) Merrill Lynch Global Allocation Fund - Funds are invested in shares of a registered investment company that invests in U.S. and foreign equity and debt securities and money market instruments.

4) Merrill Lynch Growth Fund for Investment and Retirement ("Growth Fund") - Funds are invested in shares of a registered investment company that invests in a diversified portfolio of equity securities with the objective of growth of capital and, secondarily, income.

5) Merrill Lynch International Equity Fund ("Int'l. Equity Fund") - Funds are invested in shares of a registered investment company that invests in a diversified portfolio of equity securities of issuers located in countries other than the United States.

6) Merrill Lynch Retirement Preservation Trust - Funds are invested in shares of a registered investment company that invests primarily in U.S. government and U.S. government agency securities and Guaranteed Investment Contracts.

7) U.S. Long Distance Corp. Common Stock ("USLD Common Stock") - Funds are invested in the common stock of U.S. Long Distance Corp.

8) Billing Information Concepts Corp. Common Stock ("Billing Common Stock") - Funds are invested in the common stock of Billing Information Concepts Corp.

Participants may change their investment options on a daily basis.

LOANS

    Participants are permitted to borrow money from the Plan based upon their vested account balances. However, certain limitations, as defined in the Plan agreement, exist on the type and amount of loan. The term of the loan may not exceed five years, unless such loan is for the purchase of a primary residence, in which case the term of the loan may not exceed the life of the mortgage. Loans outstanding at December 31, 1995 and 1996 bear interest at rates ranging from 8.75% to 10.25%. Principal and interest are paid ratably through regular payroll deductions.

FORFEITURES

    Forfeitures of the Company's matching contributions will be used to reduce the Company's future matching contributions, as provided by the Plan. Forfeitures available to reduce future Company matching contributions amounted to approximately $28,000 and $76,000 at December 31, 1995 and 1996, respectively. No forfeitures were used to reduce the Company's contributions in 1995 or 1996.

               U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1. PLAN DESCRIPTION (CONTINUED)

VOTING

    In 1995, all shares of USLD common stock credited to a participant's account were voted by the trustees. Beginning August 2, 1996, all shares of USLD common stock and Billing Information Concepts Corp. ("Billing") common stock were voted by the participants in accordance with the Plan's provisions, as amended.

TERMINATED PARTICIPANTS

    Under the terms of the Plan, terminated participants whose vested account balance is less than $3,500 will receive a lump-sum distribution at the date determined under the Plan. Although other terminated participants may elect to defer receipt of their benefits until a future date, that future date cannot be later than April 1 of the calendar year following the calendar year in which the participant reaches the age of 701/2.

PLAN AMENDMENTS

    The Company has the right to amend the Plan at any time. However, no amendment, change or modification may deprive a participant of any vested benefits under the Plan.

PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants will become 100% vested in their participant accounts.

NOTE 2. DISTRIBUTION TO BILLING

BILLING INFORMATION CONCEPTS CORP. COMMON STOCK FUND

    On August 2, 1996, the Company completed the spin-off of its wholly owned subsidiary, Billing. The spin-off was a tax-free distribution of 100% of the common stock of Billing to the Company's stockholders. Stockholders of record as of the date of distribution received one share of Billing common stock for each share of USLD common stock held. For purposes of the allocation of cost, the fair market value per share of the common stock of each company was adjusted via a formula adjustment based on the relative fair market values of the underlying common stock of each of the two companies, or by a factor of 25.9% for USLD and 74.1% for Billing. The fair market value per share of common stock of each company was defined as the average of the last sales price per share of that common stock on the Nasdaq National Market for each of the ten consecutive trading days immediately subsequent to the date of distribution. As a result of the spin-off, the formation of the Billing Information Concepts Corp. Common Stock Fund was created. This fund invests in the common stock of Billing. This new fund was offered as an additional investment option to participants effective October 1, 1996. In conjunction with the spin-off of Billing, a separate retirement plan was established for the employees of Billing. The $1,246,389 distribution represents the transfer of Billing employee's investment accounts to the Billing Information Concepts Corp. 401(k) Retirement Plan.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying financial statements are presented on the accrual basis of accounting. Benefits are recorded when paid.

               U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures. Actual results could differ from those estimates.

INVESTMENTS

    Investments are stated at fair market value. The fair market value of investments is based on quotations obtained from THE WALL STREET JOURNAL. Investment transactions are recognized on the trade date (the date the order to buy or sell is executed). The cost of investments sold is based on the average purchase price. Net appreciation in the fair value of investments includes both realized and unrealized gains and losses incurred during the year. Unrealized appreciation or depreciation in the market values of investments held at year-end and gain or loss on sales of investments during the year are determined using the market value at the beginning of the year or the purchase price if acquired during the year. Net unrealized gains or losses are reflected in the statements of changes in net assets available for Plan benefits.

PLAN ADMINISTRATION

    Expenses incident to the administration of the Plan, such as trustee, legal, accounting and auditing fees have been paid by the Company. During the years ended December 31, 1995 and 1996, the Company incurred approximately $31,000 and $65,000, respectively, in expenses incident to the administration of the Plan.

NOTE 4. FEDERAL INCOME TAXES

    The Internal Revenue Service has determined and informed the Company by a letter dated November 13, 1995 that the Plan is designed in accordance with applicable sections of the Code. The Plan is qualified under the provisions of Sections 401(a) and 401(k) and is tax exempt from federal income taxes under provision 501(a) of the Code.

NOTE 5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for Plan benefits according to the financial statements to Form 5500:

                                                        December 31,
                                                  -----------------------
                                                     1995         1996
                                                  ----------   ----------
    Net assets available for Plan benefits
     per the financial statements                 $2,360,491   $3,205,495
    Amounts allocated to withdrawing
     participants                                    (51,659)    (113,009)
                                                  ----------   ----------
    Net assets available for Plan benefits
     per Form 5500                                $2,308,832   $3,092,486
                                                  ----------   ----------
                                                  ----------   ----------

               U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

    The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

                                                    Year Ended
                                                   December 31,
                                                       1996
                                                   ------------
    Termination and withdrawal benefits
     per the financial statements                    $542,873

    Add: Amounts allocated to withdrawing
     participants at December 31, 1996                113,009

    Less: Amounts allocated to withdrawing
     participants at December 31, 1995                 51,659
                                                     --------
    Termination and withdrawal benefits
     per Form 5500                                   $604,223
                                                     --------
                                                     --------

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

               U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN       Exhibit I
                       STATEMENT OF NET ASSETS AVAILABLE
                   FOR PLAN BENEFITS WITH FUND INFORMATION
                              DECEMBER 31, 1995

                                                     Merrill Lynch
                               -----------------------------------------------------------
                                  Basic     Corporate    Global                Retirement      USLD
                                  Value       Bond     Allocation     Growth  Preservation    Common
                                  Fund        Fund        Fund         Fund      Trust        Stock           Total
                               ---------   ----------  ----------    -------  ------------   ---------     ------------

ASSETS:
Merrill Lynch
    Basic Value Fund           $ 223,957   $    -      $    -      $    -      $  -        $     -        $  223,957

Merrill Lynch
    Corporate Bond Fund             -         88,378        -           -         -              -            88,378

Merrill Lynch Global
    Allocation Fund                 -           -        414,521        -         -              -           414,521

Merrill Lynch
 Growth Fund                        -           -           -        460,695      -              -           460,695

Merrill Lynch Retirement
    Preservation Trust              -           -           -           -      148,405           -           148,405

U.S. Long Distance Corp.
    Common Stock                    -           -           -           -         -         1,026,314      1,026,314

Participant Loans                   -           -             29         119      -             9,566          9,714

Cash                                -           -           -           -         -             1,725          1,725

Contributions receivable:
   Employee                        3,720       1,263       4,692       5,404     2,259          8,132         25,470
   Employer                          686         231         926         937       431          1,660          4,871
                               ---------   ---------   ---------   ---------   ---------   ----------    -----------
      Total assets               228,363      89,872     420,168     467,155   151,095      1,047,397      2,404,050

LIABILITIES:
Excess contribution refunds
    payable                        5,731       6,288       9,237       1,034      -            21,269         43,559
                               ---------   ---------   ---------   ---------   ---------   ----------    -----------

Net assets available for plan
    benefits                   $ 222,632   $  83,584   $ 410,931   $ 466,121   $ 151,095   $1,026,128     $2,360,491
                               ---------   ---------   ---------   ---------   ---------   ----------    -----------
                               ---------   ---------   ---------   ---------   ---------   ----------    -----------


                   U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN
                          STATEMENT OF NET ASSETS AVAILABLE
                       FOR PLAN BENEFITS WITH FUND INFORMATION
                                  DECEMBER 31, 1996

                                                      Merrill Lynch
                             --------------------------------------------------------
                               Basic     Corporate    Global                Int'l.   Retirement    USLD       Billing
                               Value       Bond     Allocation   Growth     Equity  Preservation  Common      Common
                               Fund        Fund        Fund       Fund       Fund      Trust       Stock       Stock        Total
                             --------    --------    --------   --------   -------  ------------ --------   ----------   ----------
ASSETS:
Merrill Lynch
 Basic Value Fund            $335,921     $   --     $   --     $   --     $  --    $    --      $   --     $     --     $  335,921

Merrill Lynch
 Corporate Bond Fund             --        99,962        --         --        --         --          --           --         99,962

Merrill Lynch Global
 Allocation Fund                 --          --       415,697       --        --         --          --           --        415,697

Merrill Lynch
 Growth Fund                     --          --          --      629,618      --         --          --           --        629,618

Merrill Lynch International
 Equity Fund                     --          --          --         --      42,377       --          --           --         42,377

Merrill Lynch Retirement
 Preservation Trust              --          --          --         --        --      190,846        --           --        190,846

U.S. Long Distance Corp.
 Common Stock                    --          --          --         --        --         --       412,675         --        412,675

Billing Information Concepts
 Corp. Common Stock              --          --          --         --        --         --          --      1,074,512    1,074,512

Participant Loans               1,468       1,251       1,379     11,572      --         --         5,330         --         21,000

Cash                             --          --          --         --        --         --         1,725         --          1,725

Contributions receivable:
  Employee                       --          --          --         --        --           41         161           83          285
  Employer                       --          --          --         --        --            8          37           13           58
                             --------    --------    --------   --------   -------   --------    --------   ----------   ----------
    Total assets              337,389     101,213     417,076    641,190    42,377    190,895     419,928    1,074,608    3,224,676

LIABILITIES:
Excess contribution
 refunds payable                2,906         603       3,171     6,388       452        216       2,142        3,303       19,181
                             --------    --------    --------   --------   -------   --------    --------   ----------   ----------
Net assets available for
 plan benefits               $334,483    $100,610    $413,905   $634,802   $41,925   $190,679    $417,786   $1,071,305   $3,205,495
                             --------    --------    --------   --------   -------   --------    --------   ----------   ----------
                             --------    --------    --------   --------   -------   --------    --------   ----------   ----------


                                      U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN                              Exhibit II
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                         FOR PLAN BENEFITS WITH FUND INFORMATION
                                           FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                 Merrill Lynch
                                       ---------------------------------------------------------------
                                        Basic      Corporate      Global                   Retirement      USLD
                                        Value         Bond      Allocation     Growth     Preservation    Common
                                         Fund         Fund         Fund         Fund          Trust        Stock         Total
                                         ----         ----         ----         ----          ----         -----         -----
Increase in net assets attributed to:
Interest and
  dividend income                      $   7,782    $   3,816   $  29,167    $  38,068     $   5,724    $       619   $   85,176

Net appreciation in fair
  value of investments                    33,000        6,469      30,532       54,035             -        110,406      234,442

Contributions:
  Employee                                82,376       40,014     164,495      164,863        30,839        290,205      772,792
  Employee rollovers                       2,508          194         972          859             -          1,880        6,413
  Employer                                15,488        7,755      30,422       30,258         6,203         54,723      144,849
                                       ---------    ---------   ---------    ---------     ---------    -----------   ----------
      Total contributions                100,372       47,963     195,889      195,980        37,042        346,808      924,054

Decrease in net assets attributed to:
Excess contributions                      (5,731)      (6,288)     (9,237)      (1,034)            -        (21,269)     (43,559)
Termination and
  withdrawal benefits                    (14,267)      (2,583)    (29,207)     (38,742)      (43,948)      (191,297)    (320,044)

Transfers (to) from other
  funds                                   10,767       (1,075)     12,917       16,977        97,744       (137,330)           -
                                       ---------    ---------   ---------    ---------     ---------    -----------   ----------

  Net increase                           131,923       48,302     230,061      265,284        96,562        107,937      880,069

Net assets available
  for Plan benefits:

Beginning of year                         90,709       35,282     180,870      200,837        54,533        918,191    1,480,422
                                       ---------    ---------   ---------    ---------     ---------    -----------   ----------

End of year                            $ 222,632    $  83,584   $ 410,931    $ 466,121     $ 151,095    $ 1,026,128   $2,360,491
                                       ---------    ---------   ---------    ---------     ---------    -----------   ----------
                                       ---------    ---------   ---------    ---------     ---------    -----------   ----------

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                   FOR PLAN BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                                       Merrill Lynch
                            -----------------------------------------------------------------
                               Basic    Corporate   Global               Int'l.   Retirement     USLD      Billing
                               Value      Bond    Allocation   Growth    Equity  Preservation   Common     Common
                               Fund       Fund       Fund       Fund      Fund      Trust       Stock       Stock          Total
                            ----------  --------  ----------  --------   ------  ------------  --------    -------         ------
Interest and
    dividend income         $  23,773  $   6,883  $  42,414  $  47,197  $  2,018  $  8,979    $   5,363  $       370  $   136,997

Net appreciation/(depreciation)
    in fair value of
    investments                21,109     (4,951)    20,548    101,850      (965)        91     570,929      815,645    1,524,256

Contributions:
    Employee                   90,488     38,207    134,365    160,561    28,681     18,753     271,614        4,665      747,334
    Employee rollovers          1,142        140       -        36,844     2,432      1,364      43,181          140       85,243
    Employer                   22,255      9,241     27,557     33,113     5,854      5,956      54,901          740      159,617
                            ---------  ---------  ---------  ---------  --------  ---------   ---------  -----------  -----------
    Total contributions       113,885     47,588    161,922    230,518    36,967     26,073     369,696        5,545      992,194

Distribution to Billing       (70,903)   (33,529)  (152,319)  (131,808)   (4,339)   (33,265)   (253,929)    (566,297)  (1,246,389)

Excess contributions           (2,906)      (603)    (3,171)    (6,388)     (452)      (216)     (2,142)      (3,303)     (19,181)
Termination and
    withdrawal benefits       (40,043)    (5,407)   (83,417)  (130,046)     (877)   (45,309)   (156,902)     (80,872)    (542,873)

Transfers (to) from other
    funds                      66,936      7,045     16,997     57,358     9,573     83,231  (1,141,357)     900,217         -
                            ---------  ---------  ---------  ---------  --------  ---------   ---------  -----------  -----------

    Net increase              111,851     17,026      2,974    168,681    41,925     39,584    (608,342)   1,071,305      845,004

Net assets available
    for Plan benefits:

    Beginning of year         222,632     83,584    410,931    466,121      -       151,095   1,026,128         -       2,360,491
                            ---------  ---------  ---------  ---------  --------  ---------   ---------  -----------  -----------

    End of year
                            $ 334,483  $ 100,610  $ 413,905  $ 634,802  $ 41,925  $ 190,679   $ 417,786  $ 1,071,305  $ 3,205,495
                            ---------  ---------  ---------  ---------  --------  ---------   ---------  -----------  -----------
                            ---------  ---------  ---------  ---------  --------  ---------   ---------  -----------  -----------


               U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN       Schedule I
         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1996

  Identity of Issuer, Borrower              Description of                                  Current
    Lessor or Similar Party                   Investment                    Cost             Value
---------------------------------    -----------------------------       ----------       ----------

Merrill Lynch*                       Basic Value Fund                    $  304,724       $  335,921

Merrill Lynch*                       Corporate Bond Fund                     98,550           99,962

Merrill Lynch*                       Global Allocation Fund                 401,581          415,697

Merrill Lynch*                       Growth Fund                            545,537          629,618

Merrill Lynch*                       International Equity Fund               49,268           42,377

Merrill Lynch*                       Retirement Preservation Trust          190,846          190,846

U.S. Long Distance Corp.*            Common Stock                           288,169          412,675

Billing Information Concepts Corp.   Common Stock                           483,022        1,074,512

U.S. Long Distance Corp.
    401(k) Retirement Plan *         Participant Loans at Interest Rates
                                       Ranging from 8.75% to 10.25%          21,000           21,000
                                                                         ----------       ----------

                                                                         $2,382,697       $3,222,608
                                                                         ----------       ----------
                                                                         ----------       ----------






* A party in interest to the Plan.

    U.S. LONG DISTANCE CORP. 401(K) RETIREMENT PLAN   Schedule II
                   ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                             YEAR ENDED DECEMBER 31, 1996

    Identity of Party Involved/                        Number of      Purchase      Selling      Cost of        Net
       Description of Asset                              Shares        Price         Price        Assets        Gain
-----------------------------------------------------  ---------      --------      -------      -------        ----
SERIES TRANSACTIONS:
--------------------
Merrill Lynch Basic Value Fund:
  Purchases                                               7,349      $  217,024    $        -   $  217,024   $        -
  Sales                                                   4,374               -       126,566      106,010       20,556

Merrill Lynch Corporate Bond Fund:
  Purchases                                               5,918          66,753             -       66,753            -
  Sales                                                   4,552               -        50,480       49,710          770

Merrill Lynch Global Allocation Fund:
  Purchases                                              19,280         277,653             -      277,653            -
  Sales                                                  20,523               -       296,431      263,072       33,359

Merrill Lynch Growth Fund:
  Purchases                                              15,967         360,509             -      360,509            -
  Sales                                                  12,618               -       292,850      234,289       58,561

Merrill Lynch International Equity Fund:
  Purchases                                               4,298          49,268             -       49,268            -
  Sales                                                     521               -         5,946            -        5,946

Merrill Lynch Retirement Preservation Trust:
  Purchases                                              87,750          87,750             -       87,750            -
  Sales                                                  45,309               -        45,309       45,309            -

U.S. Long Distance Corp. Common Stock Fund:
  Purchases                                              26,539         251,336             -      251,336            -
  Sales                                                  48,263               -       675,405      216,679      458,726

Billing Information Concepts Corp. Common Stock Fund:
  Purchases                                               72,187        185,452             -      185,452            -
  Sales                                                   34,813              -       687,084      427,732      259,352

Note: This schedule is a listing of series of investment transactions in the same security which exceeded 5% of the market value of the Plan assets as of January 1, 1996, and are deemed to be reportable transactions for the year ended December 31, 1996.
         The current value of assets on transaction date for a purchase and sale is equal to the purchase price and selling price, respectively.

                                      SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         U.S. LONG DISTANCE CORP. 401(k) RETIREMENT PLAN




                                       By /s/ Phillip J. Storin
                                          -------------------------------------
                                          Phillip J. Storin
                                          Trustee

                                       By /s/ David S. Horne
                                          -------------------------------------
                                          David S. Horne
                                          Trustee

                                       By /s/ Melisa Caston
                                          -------------------------------------
                                          Melisa Caston
                                          Trustee








Date:  June 23, 1997